Via Facsimile and U.S. Mail
Mail Stop 6010

October 27, 2005

Mr. Mark Szporka
Chief Financial Officer
Paincare Holdings, Inc.
1030 N. Orange Avenue
Suite 105
Orlando, FL 32801

       Re: **Paincare Holdings, Inc.**
               Form 10-KSB for Fiscal Year Ended December 31, 2004
               Filed March 16, 2005
               File No. 001-14160

Dear Mr. Szporka:

We have reviewed your September 27, 2005 response to our September 16, 2005 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Managements Discussion and Analysis of Financial Condition and Results of Operations

Significant Accounting Policies and Estimates, page 29

1.   Refer to your response to our comment 1a. Please tell us, in disclosure type format, what factors are considered in determining your contractual allowance estimate. It appears based on your response that you are focusing on a collection rate, as opposed to an allowance against the revenues recorded. Please clarify the

use of the fee schedule discussed in your response to comment 2 as it relates to estimating your contractual allowance.

2.   Please tell us your basis for using cash receipts as a factor in determining revenues and the accounting literature you are using to support your basis.

3.   With regards to your response to our comment 1c, it appears that you have provided a year-to-year analysis regarding the change in contractual adjustments as opposed to the change in prior period contractual adjustment that was recorded along with the current period contractual adjustment. Please revise your response in disclosure-type format to quantify and provide the amount of changes in the prior period contractual adjustment that were made in the current year.

4.   Please clarify for us why the acquisitions had such a significant impact on your estimates for contractual adjustments and quantify the impact related to the acquisitions for each period presented. Clarify if the change in contractual adjustments relating to the acquisitions was for the current year contractual adjustment or for the prior period contractual adjustment.

5.   Refer to your response to our comment 1d. Please tell us why you believe a 1% change in the estimated contractual allowance is a reasonable likely sensitivity analysis. We believe a reasonably likely scenario should be disclosed. Please revise or clarify your response.

6.   To enhance our understanding of your methodology for recording revenues and receivables, please provide us journal entries with regards to recording your revenue, accounts receivable, contractual allowance and allowance for bad debt using an example of when patient services are provided. Include subsequent journal entries for when payments are received. Address the application of the formula presented in your response to our comment 1a.

7.   Please refer to your response to our comment 1e. Please tell us why the weighted average allowance for credit losses and contractual adjustments is so high (i.e. 52.6% and 51.8 % at 12/31/03 and 12/31/04, respectively). Based on the table provided, you have provided an allowance for 2004 for all amounts over 60 days old and some amounts in the 31-60 day aging bracket.

Liquidity and Capital Resources, page 31

8.   Refer to your response to our comment 2. Please clarify in disclosure-type format what steps are taken after receiving the initial payment from the payor with regards to any remaining balance (i.e. pursue collection of remaining balance from patient or secondary insurance, as applicable, etc.).

Convertible Debt, page 32

9.   Refer to your response to our comment 4. Tell us how you determined fair value (i.e. Black Scholes). You state in your response that you applied APB 14 in accounting for the debentures and warrants however we did not see any amount recorded to APIC related to the warrants. Please advise.

10.   Please address the criteria in FAS 133 paragraph 6 in determining if the debenture is a derivative, specifically 6c (net settlement). Refer also to paragraph 9. Specifically tell us if the warrants contain a "cashless exercise" option.

11.   Please provide us your analysis of EITF 00-19 regarding your warrants issued to non-employees. Please provide all significant terms of the warrant agreement, including any requirements to register, any requirements for cash settlement, and any liquidating damages or penalties that could be incurred.

12.   Refer to your response to our comment 5. Please provide us your analysis for each convertible debt issued of why you believe there is not a beneficial conversion feature related to your convertible debt. Specifically address the difference between the conversion rate and market rate. For example, the convertible debt issued on December 18, 2003 which is convertible by the investors at any time at a price of $1.90 per share had a closing market price above the conversion price on the date of issuance. Refer to EITF 98-5 and 00-27.

Consolidated Statement of Operations:
 (b) Summary of Significant Accounting Policies
Revenue Recognition, page F-15

13.   Refer to your response to our comment 8. Your provision and charge-offs for contractual allowance increased significantly from 2003 to 2004. Please provide us, in disclosure type format for MD&A, the reason for the change in the provision and charge offs.

Note 8 Acquisitions:

14.   Refer to your response to our comment 9. It appears that you should attribute a value to any management agreements acquired in the acquisitions and the amortization period of those agreements should be relatively short.   In addition, you state on page 2 that you have relationships with 37 physician practices. It appears that there may be some value that should have been attributed to your customer relationships in connection with the acquisitions.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant